UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2)*

                           Life Medical Sciences, Inc.
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                                (Name of Issuer)


                     Common Stock, par value $.001 per share
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                         (Title of Class of Securities)


                                   53215M 10 1
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                                 (CUSIP Number)


      Herbert Moskowitz, 616 Washington Court, Guilderland, New York 12084
            (518) 456-1876, with a copy to Irwin M. Rosenthal, Esq.,
 Rubin Baum Levin Constant & Friedman, 30 Rockefeller Plaza, New York, NY 10112
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                               November 29, 1996
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            (Date of Event which Requires Filing of This Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

   Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

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*  The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 (Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D
CUSIP No. 53215M 10 1
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1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      Herbert Moskowitz
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2     Check the Appropriate Box If a Member of a Group*                  a.  |_|
                                                                         b.  |X|
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3     SEC Use Only

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4     Source of Funds*

      N/A
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5     Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Item
      2(d) or 2(e) |_|

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6     Citizenship or Place of Organization

      United States of America
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                  7     Sole Voting Power
  Number of
   Shares               520,127(1)
Beneficially            --------------------------------------------------------
  Owned By        8     Shared Voting Power
    Each
  Reporting             677,500(2)
   Person               --------------------------------------------------------
    With          9     Sole Dispositive Power

                        520,127(1)
                        --------------------------------------------------------
                  10    Shared Dispositive Power

                        677,500(2)
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11    Aggregate Amount Beneficially Owned by Each Reporting Person

      1,197,627
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12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares* |_|


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13    Percent of Class Represented By Amount in Row (11)

      14.58(3)
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14    Type of Reporting Person*

      IN
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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) Includes shares of Common Stock issuable upon exercise of 49,110 Class A Warrants and 49,110 Class B Warrants, and 49,110 Class B Warrants issuable upon exercise of the Class A Warrants which may be exercised at any time up to September 22, 1997 into 147,330 shares of Common Stock. Also includes 150,000 shares of Common Stock issuable upon exercise of an option which is currently exercisable.
(2) Represents 677,500 shares of Common Stock held of record by Magar Inc., of which Mr. Moskowitz is an officer, director and principal stockholder. Mr. Moskowitz may be considered to beneficially own, and to have shared investment and voting power with respect to, all shares of Common Stock owned by Magar Inc.
(3)   Based on 7,914,820 shares of Common Stock outstanding on the date hereof.

          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION.
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                                                          Page 3 of 5 pages


            This Amendment No. 2 to the statement on Schedule 13D (as defined below) supplements the statement on Schedule 13D relating to the event date of February 23, 1995 and Amendment No. 1 thereto filed on March 21, 1995 (the "Schedule 13D") by Herbert Moskowitz (the "Reporting Person"), relating to the common stock, $.001 par value per share (the "Common Stock") of Life Medical Sciences, Inc. (the "Company"). The previous statements filed on both February 23, 1995 on March 21, 1995 are attached hereto as exhibits.

Item 1.     Security and Issuer.

            Item 1 of the Schedule 13D is hereby supplemented as follows:

            This statement relates to the Common Stock, par value $.001 per share (the "Common Stock") of Life Medical Sciences, a Delaware corporation (the "Company"). The address of the Company's principal executive office is 379 Thornall Street, Edison, New Jersey, 08837.

Item 5.      Interest in Securities of the Issuer.

             Item 5(a) of the Schedule 13D is hereby supplemented as follows:

(a) See the responses set forth in Items 11 and 13 on page 2 for information relating to beneficial ownership of Common Stock of
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                                                          Page 4 of 5 pages


the Company by the Reporting Person. Of the shares listed therein, 150,000 shares are subject to issuance upon exercise of options granted on March 21, 1995 to the Reporting Person under the Company's 1992 Stock Option Plan (as amended). Such options are fully vested and currently exercisable at a per share price of $2.66, the fair market value on the date of grant, and expire in March 2000.

             (d) During January 1994, Magar Inc. borrowed funds from National Westminster Bank USA (the "Bank") and, to date, has pledged 270,000 shares of the Company's Common Stock owned by it to the Bank as security for the repayment of such funds. In the event of default on the loan, the Bank shall have the right to vote and/or dispose of such shares.

Item 7.      Material to be filed as Exhibits.

             The previous statements on Schedule 13D filed on February 23, 1995 on March 21, 1995 are attached hereto as exhibits.

                                                          Page 5 of 5 pages

Signature

             After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment is true, complete and correct.

Dated: April 11, 1997
                                        /s/ Herbert Moskowitz
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                                            Herbert Moskowitz